Exhibit 99.1

ACN 002 664 495

NOTICE OF GENERAL MEETING

A General Meeting of the Company will be held at the Conference Room, Ground Floor, BGC Centre, 28 The Esplanade, Perth, Western Australia on Thursday 31 January 2019 commencing at 2:00pm (WST).

This Notice and the accompanying Explanatory Memorandum should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their stock broker, investment advisor, accountant, solicitor or other professional adviser prior to voting.

Should you wish to discuss any matter please do not hesitate to contact the Company Secretary by telephone on + 61 8 9322 6322.

Shareholders are urged to attend or vote by lodging the Proxy Form attached to the Notice.

PIEDMONT LITHIUM LIMITED

ACN 002 664 495

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of shareholders of Piedmont Lithium Limited (Company) will be held at the Conference Room, Ground Floor, BGC Centre, 28 The Esplanade, Perth, Western Australia on Thursday 31 January 2019 commencing at 2:00pm (WST) (Meeting).

The Explanatory Memorandum provides additional information on matters to be considered at the Meeting. The Explanatory Memorandum and the Proxy Form form part of this Notice.

The Directors have determined pursuant to regulations 7.11.37 and 7.11.38 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Meeting are those who are registered as Shareholders on Tuesday 29 January 2019 at 4:00pm (WST).

Terms and abbreviations used in this Notice and the Explanatory Memorandum are defined in Schedule 1.

AGENDA

1.	Resolution 1 – Authorise Issue of Placement Shares to Mr Ian Middlemas

To consider and, if thought fit, to pass with or without amendment the following Resolution as an ordinary resolution:

"That, pursuant to and in accordance with Listing Rule 10.11 and for all other purposes, Shareholders authorise and approve Mr Ian Middlemas and/or his nominees to participate in the issue of the Placement Shares, to the extent of up to 1,909,091 Shares at an issue price of A$0.11 each, on the terms and conditions in the Explanatory Memorandum.”

Voting Exclusion

The Company will disregard any votes cast in favour of this resolution by or on behalf of Mr Ian Middlemas or his associates.

However, the Company will not disregard a vote if:

(a)	it is cast by the person as proxy for a person who is entitled to vote, in accordance with directions on the Proxy Form; or

(b)	it is cast by the Chairman as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

2.	Resolution 2 – Authorise Issue of Placement Shares to Mr Keith Phillips

To consider and, if thought fit, to pass with or without amendment the following Resolution as an ordinary resolution:

"That, pursuant to and in accordance with Listing Rule 10.11 and for all other purposes, Shareholders authorise and approve Mr Keith Phillips and/or his nominees to participate in the issue of the Placement Shares, to the extent of up to 750,000 Shares at an issue price of A$0.11 each, on the terms and conditions in the Explanatory Memorandum.”

Voting Exclusion

The Company will disregard any votes cast in favour of this resolution by or on behalf of Mr Keith Phillips or his associates.

However, the Company will not disregard a vote if:

(a)	it is cast by the person as proxy for a person who is entitled to vote, in accordance with directions on the Proxy Form; or

(b)	it is cast by the Chairman as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

3.	Resolution 3 – Authorise Issue of Placement Shares to Mr Jeffrey Armstrong

To consider and, if thought fit, to pass with or without amendment the following Resolution as an ordinary resolution:

"That, pursuant to and in accordance with Listing Rule 10.11 and for all other purposes, Shareholders authorise and approve Mr Jeffrey Armstrong and/or his nominees to participate in the issue of the Placement Shares, to the extent of up to 750,000 Shares at an issue price of A$0.11 each, on the terms and conditions in the Explanatory Memorandum.”

Voting Exclusion

The Company will disregard any votes cast in favour of this resolution by or on behalf of Mr Jeffrey Armstrong or his associates.

However, the Company will not disregard a vote if:

(a)	it is cast by the person as proxy for a person who is entitled to vote, in accordance with directions on the Proxy Form; or

(b)	it is cast by the Chairman as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

4.	Resolution 4 – Ratify Prior Placement Shares Issued Pursuant to Listing Rule 7.1

To consider and, if thought fit, to pass with or without amendment the following Resolution as an ordinary resolution:

"That, pursuant to and in accordance with Listing Rule 7.4 and for all other purposes, Shareholders approve and ratify the prior issue of 51,667,874 Shares issued under Listing Rule 7.1 at an issue price of A$0.11 each, on the terms and conditions in the Explanatory Memorandum.”

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by or on behalf of a person (or any associate of such a person) who participated in the issue of the Prior Placement Shares.

However, the Company will not disregard a vote if:

(a)	it is cast by the person as proxy for a person who is entitled to vote, in accordance with directions on the Proxy Form; or

(b)	it is cast by the Chairman as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

5.	Resolution 5 – Ratify Prior Placement Shares Issued Pursuant to Listing Rule 7.1A

To consider and, if thought fit, to pass with or without amendment the following Resolution as an ordinary resolution:

"That, pursuant to and in accordance with Listing Rule 7.4 and for all other purposes, Shareholders approve and ratify the prior issue of 55,923,035 Shares under Listing Rule 7.1A at an issue price of A$0.11 each, on the terms and conditions in the Explanatory Memorandum.”

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by or on behalf of a person (or any associate of such a person) who participated in the issue of the Prior Placement Shares.

However, the Company will not disregard a vote if:

(a)	it is cast by the person as proxy for a person who is entitled to vote, in accordance with directions on the Proxy Form; or

(b)	it is cast by the Chairman as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

BY ORDER OF THE BOARD
Gregory Swan
Company Secretary
Dated: 21 December 2018

PIEDMONT LITHIUM LIMITED
ACN 002 664 495

EXPLANATORY MEMORANDUM

1.	Introduction

This Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be conducted at the Meeting to be held at the Conference Room, Ground Floor, BGC Centre, 28 The Esplanade, Perth, Western Australia on Thursday 31 January 2019 commencing at 2:00pm (WST).

This Explanatory Memorandum forms part of the Notice which should be read in its entirety.  This Explanatory Memorandum contains the terms and conditions on which the Resolutions will be voted.

This Explanatory Memorandum includes the following information to assist Shareholders in deciding how to vote on the Resolutions:

Section 2:	Action to be taken by Shareholders
Section 3:	Background
Section 4:	Resolutions 1 – 3 (inclusive) – Authorise Issue of Placement Shares to Messrs Ian Middlemas, Keith Phillips and Jeffrey Armstrong
Section 5:	Resolutions 4 and 5 – Ratify Issue of Prior Placement Shares
Schedule 1:	Definitions

A Proxy Form is located at the end of the Explanatory Memorandum.

2.	Action to be taken by Shareholders

Shareholders should read the Notice (including this Explanatory Memorandum) carefully before deciding how to vote on the Resolutions.

2.1	Proxies

A Proxy Form is attached to the Notice.  This is to be used by Shareholders if they wish to appoint a representative (a 'proxy') to vote in their place.  All Shareholders are invited and encouraged to attend the Meeting or, if they are unable to attend in person, sign and return the Proxy Form to the Company in accordance with the instructions set out in the Proxy Form.  Returning the Proxy Form to the Company will not preclude a Shareholder from attending or (subject to the voting exclusions set out in the Notice) voting at the Meeting in person.
Please note that:

(a)	a Shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy;

(b)	a proxy need not be a Shareholder; and

(c)
a Shareholder entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.  Where the proportion or number is not specified, each proxy may exercise half of the votes.

Proxy Forms must be received by the Company no later than 2:00pm (WST) on Tuesday 29 January 2019, being at least 48 hours before the Meeting.

The Proxy Form provides further details on appointing proxies and lodging Proxy Forms.

3.	Background

On 3 December 2018, the Company announced plans to issue up to 111,000,000 Shares to raise gross proceeds of A$12.2 million (Placement). The Placement will be completed in two tranches as follows:

(a)
107,590,909 Shares (Prior Placement Shares) at an issue price of A$0.11 per Share to raise gross proceeds of A$11,835,000 that were issued to institutional and sophisticated investors on 7 and 13 December 2018 pursuant to the Company's existing capacity under Listing Rules 7.1 and 7.1A. Resolutions 4 and 5 seek Shareholder approval to ratify the issue of the Prior Placement Shares; and

(b)
3,409,091 Shares (Placement Shares) at an issue price of A$0.11 per Share to raise gross proceeds of A$375,000 that, subject to Shareholder approval, will be issued to certain Directors of the Company, being Messrs Ian Middlemas, Keith Phillips and Jeffrey Armstrong. Resolutions 1 – 3 (inclusive) seek approval for these Directors to participate in the Placement.

Proceeds from the Placement will be used for exploration and infill drilling to expand and upgrade the resource base at the Company’s Piedmont Lithium Project (Project) located in the world-class Carolina Tin-Spodumene Belt in the United States, as well as for permit applications, pilot-scale metallurgy, additional engineering studies, ongoing land consolidation, and for general working capital.

Canaccord Genuity (Australia) Limited, Shaw and Partners Limited, and Aitken Murray Capital Partners acted as Joint Lead Managers to the Placement. Fosters Stockbroking acted as Co-Manager and Roth Capital Partners acted as Financial Advisor.

The issue price of A$0.11 represents a 12% discount to the last closing price on the ASX prior to the announcement of the Placement of A$0.125 and a 12% discount to the 20-day VWAP of A$0.125.

4.	Resolutions 1 – 3 (inclusive) – Authorise Issue of Placement Shares to Messrs Ian Middlemas, Keith Phillips, and Jeffrey Armstrong

4.1	General

Resolution 1 seeks Shareholder approval pursuant to Listing Rule 10.11 for the issue of 1,909,091 Placement Shares at an issue price of A$0.11 each to Mr Ian Middlemas and/or his nominees to raise gross proceeds of A$210,000.

Resolution 2 seeks Shareholder approval pursuant to Listing Rule 10.11 for the issue of 750,000 Placement Shares at an issue price of A$0.11 each to Mr Keith Phillips and/or his nominees to raise gross proceeds of A$82,500.

Resolution 3 seeks Shareholder approval pursuant to Listing Rule 10.11 for the issue of 750,000 Placement Shares at an issue price of A$0.11 each to Mr Jeffrey Armstrong and/or his nominees to raise gross proceeds of A$82,500.

The Placement was announced on 3 December 2018. The terms and conditions upon which Messrs Ian Middlemas, Keith Phillips, and Jeffrey Armstrong will subscribe for the Placement Shares will be on the same terms as other investors in the Placement.

Further details of the issue of Placement Shares is outlined above in Section 3.

Resolutions 1 – 3 (inclusive) are ordinary resolutions.

The Chairman intends to exercise all available proxies in favour of Resolutions 1 – 3 (inclusive).

4.2	Section 208 of Corporations Act

In accordance with section 208 of the Corporations Act, to give a financial benefit to a related party, the Company must obtain Shareholder approval unless the giving of the financial benefit falls within an exception in sections 210 to 216 of the Corporations Act.

The Board considers that Shareholder approval under section 208 of the Corporations Act is not required as the exception in section 210 of the Corporations Act applies. The Placement Shares will be issued to Messrs Ian Middlemas, Keith Phillips, and Jeffrey Armstrong on the same terms as non-related party participants in the Placement and as such the giving of the financial benefit to Messrs Ian Middlemas, Keith Phillips, and Jeffrey Armstrong will be on arm's length terms.

4.3	Listing Rule 10.11

In accordance with Listing Rule 10.11, the Company must not issue securities to a related party of the Company unless it obtains Shareholder approval.

Messrs Ian Middlemas, Keith Phillips, and Jeffrey Armstrong are related parties of the Company as they are Directors.

4.4	Specific information required by Listing Rule 10.13

Listing Rule 10.13 requires that the following information be provided to Shareholders:

(a)	up to 3,409,091 Shares will be issued to Messrs Ian Middlemas, Keith Phillips, and Jeffrey Armstrong and/or their respective nominees;

(b)	the maximum number of securities the Company will issue is:

Director	No. of Placement Shares
Ian Middlemas	1,909,091
Keith Phillips	750,000
Jeffrey Armstrong	750,000

(c)
the Company will issue the Placement Shares to Messrs Ian Middlemas, Keith Phillips, and Jeffrey Armstrong and/or their respective nominees no later than one month after the date of the Meeting (or such longer period of time as ASX may in its discretion allow);

(d)	the Placement Shares to be issued to Messrs Ian Middlemas, Keith Phillips, and Jeffrey Armstrong and/or their respective nominees will each be allotted at an issue price of A$0.11 per Placement Share;

(e)
the Placement Shares to be issued to Messrs Ian Middlemas, Keith Phillips, and Jeffrey Armstrong and/or their respective nominees are ordinary fully paid shares and rank equally with the Company's existing listed shares;

(f)	a voting exclusion statement is included in the Notice for each of Resolutions 1 – 3 (inclusive); and

(g)
the funds raised from the issue of the Placement Shares to Messrs Ian Middlemas, Keith Phillips, and Jeffrey Armstrong will be used for exploration and infill drilling to expand and upgrade the resource base at the Company’s Project located in the world-class Carolina Tin-Spodumene Belt in the United States, as well as for permit applications, pilot-scale metallurgy, additional engineering studies, ongoing land consolidation, and for general working capital.

4.5	Directors recommendation

The Directors (other than Ian Middlemas) recommend that Shareholders vote in favour of Resolution 1.

The Directors (other than Keith Phillips) recommend that Shareholders vote in favour of Resolution 2.

The Directors (other than Jeffrey Armstrong) recommend that Shareholders vote in favour of Resolution 3.

5.	Resolutions 4 and 5 – Ratify Issue of Prior Placement Shares

5.1	General

Resolution 4 seeks Shareholder ratification pursuant to Listing Rule 7.4 of the issue of 51,667,874 Prior Placement Shares each at an issue price of A$0.11 (pursuant to the Company's capacity under Listing Rule 7.1) to institutional and sophisticated investors (who are not related parties or associates of related parties of the Company) to raise gross proceeds of A$5,683,466.

Resolution 5 seeks Shareholder ratification pursuant to Listing Rule 7.4 of the issue of 55,923,035 Prior Placement Shares each at an issue price of A$0.11 pursuant to the Company's capacity under Listing Rule 7.1A) to institutional and sophisticated investors (who are not related parties or associates of related parties of the Company) to raise gross proceeds of A$6,151,534.

The Placement was announced on 3 December 2018. Further details of the issue of Prior Placement Shares is outlined above in Section 3.

Resolutions 4 and 5 are ordinary resolutions.

The Chairman intends to exercise all available proxies in favour of Resolutions 4 and 5.

5.2	ASX Listing Rules

Listing Rule 7.1 provides that the Company is entitled to issue or agree to issue Equity Securities up to 15% of its issued share capital through placements during any 12-month period, subject to specific restrictions, without needing prior shareholder approval (15% Placement Capacity).

In addition to its 15% Placement Capacity, the Company has obtained Shareholder approval pursuant to Listing Rule 7.1A at its 2018 annual general meeting to issue Equity Securities up to 10% of its issued share capital through placements over a 12-month period after the Company’s 2018 annual general meeting, without needing prior shareholder approval (10% Placement Capacity).

Listing Rule 7.4 provides that if the Company in general meeting ratifies the previous issue of Equity Securities made pursuant to Listing Rule 7.1 or Listing Rule 7.1A (and provided that the previous issue did not breach Listing Rule 7.1 or Listing Rule 7.1A) those Equity Securities will be deemed to have been made with shareholder approval for the purpose of Listing Rule 7.1 or Listing Rule 7.1A.

The effect of passing Resolutions 4 and 5 will be to allow the Company to retain the flexibility to issue equity securities in the future up to the 15% Placement Capacity set out in Listing Rule 7.1 and the 10% Placement Capacity set out in Listing Rule 7.1A, without the requirement to obtain prior Shareholder approval.

5.3	Specific information required by Listing Rule 7.5

In accordance with Listing Rule 7.5, information is provided in relation to the Prior Placement Shares as follows:

(a)
on 7 and 13 December 2018, the Company issued the Prior Placement Shares to institutional and sophisticated investors identified by Joint Lead Managers Canaccord Genuity (Australia) Limited, Shaw and Partners Limited, and Aitken Murray Capital Partners in the bookbuild process. Those institutional and sophisticated investors are not related parties or associates of related parties of the Company and were issued the Prior Placement Shares on the following basis:

(i)	51,667,874 Prior Placement Shares were issued pursuant to Listing Rule 7.1; and

(ii)	55,923,035 Prior Placement Shares were issued pursuant to Listing Rule 7.1A.

(b)	the Prior Placement Shares were issued for A$0.11 per Share;

(c)	the Prior Placement Shares issued were all fully paid ordinary shares in the capital of the Company and were issued on the same terms and conditions as the Company's existing Shares;

(d)
the funds raised from the issue of the Prior Placement Shares will be used for exploration and infill drilling to expand and upgrade the resource base at the Company’s Project located in the world-class Carolina Tin-Spodumene Belt in the United States, as well as for permit applications, pilot-scale metallurgy, additional engineering studies, ongoing land consolidation, and for general working capital; and

(e)	a voting exclusion statement is included in the Notice for Resolutions 4 and 5.

5.4	Directors recommendation

The Directors unanimously recommend that Shareholders vote in favour of Resolutions 4 and 5.

Schedule 1 - Definitions

In the Notice and this Explanatory Memorandum, words importing the singular include the plural and vice versa.

10% Placement Capacity has the meaning given to that term in Section 5.2.

15% Placement Capacity has the meaning given to that term in Section 5.2.

A$ means Australian Dollars.

ASX means the ASX Limited ABN 98 008 624 691 and where the context permits the Australian Securities Exchange operated by ASX Limited.

Board means the board of Directors of the Company.

Chairperson means the person appointed to chair the Meeting convened by the Notice.

Closely Related Party means:
(a)	a spouse or child of the member; or
(b)	has the meaning given in section 9 of the Corporations Act.

Company means Piedmont Lithium Limited ACN 002 664 495.

Corporations Act means the Corporations Act 2001 (Cth).

Director means a director of the Company.

Equity Security has the same meaning as in the Listing Rules.

Explanatory Memorandum means this explanatory memorandum which forms part of the Notice.

Key Management Personnel means persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any Director (whether executive or otherwise) of the Company.

Listing Rules means the listing rules of ASX.

Meeting has the meaning given to that term in the introductory paragraph of the Notice.

Notice means the notice of the Meeting and includes the agenda, Explanatory Memorandum and the Proxy Form.

Placement Shares has the meaning given to that term in Section 3.

Prior Placement has the meaning given to that term in Section 3.

Prior Placement Shares has the meaning given to that term in Section 3.

Project has the meaning given to that term in Section 3.

Proxy Form means the proxy form attached to the Notice.

Resolution means a resolution proposed pursuant to the Notice.

Schedule means a schedule to this Explanatory Memorandum.

Section means a section of this Explanatory Memorandum.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a registered holder of a Share.

WST means Australian Western Standard Time, being the time in Perth, Western Australia.

PIEDMONT LITHIUM LIMITED
ACN 002 664 495

P R O X Y   F O R M
The Company Secretary
Piedmont Lithium Limited

By delivery:	By post:	By e-mail:	By facsimile:
Level 9, 28 The Esplanade	PO Box Z5083	voting@piedmontlithium.com	+61 8 9322 6558
PERTH WA 6000	PERTH WA 6831

Name of Shareholder:

Address of Shareholder:

Number of Shares entitled to vote:

Please mark ☒ to indicate your directions. Proxy appointments will only be valid and accepted by the Company if they are made and received no later than 48 hours before the meeting. Further instructions are provided overleaf.

Step 1 – Appoint a Proxy to Vote on Your Behalf

I/we being Shareholder/s of the Company hereby appoint:

The Chairperson (mark box)	☐	OR if you are NOT appointing the Chairperson as your proxy, please write the name of the person or body corporate (excluding the registered shareholder) you are appointing as your proxy or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairperson, as my/our proxy to act generally on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the General Meeting of Piedmont Lithium Limited to be held at the Conference Room, Ground Floor, BGC Centre, 28 The Esplanade, Perth, Western Australia on Thursday 31 January 2019 commencing at 2:00pm (WST) and at any adjournment or postponement of such meeting. If 2 proxies are appointed, the proportion or number of votes that this proxy is authorised to exercise is [                     ]% of the Shareholder's votes / [                                    ] of the Shareholder's votes.  (An additional Proxy Form will be supplied by the Company, on request).

Important – If the Chairperson is your proxy or is appointed your proxy by default

The Chairman intends to vote all available and undirected proxies in favour of all Resolutions. If the Chairman is your proxy or is appointed your proxy by default, unless you indicate otherwise by ticking either the 'for', 'against' or 'abstain' box in relation to a Resolution, you will be expressly authorising the Chairman to vote in accordance with the Chairman's voting intentions on that Resolution even if that Resolution is connected directly or indirectly with the remuneration of a member of Key Management Personnel.

Step 2 – Instructions as to Voting on Resolutions

INSTRUCTIONS AS TO VOTING ON RESOLUTIONS

The proxy is to vote for or against the Resolutions referred to in the Notice as follows:
		For	Against	Abstain*
Resolution 1	Authorise Issue of Placement Shares to Mr Ian Middlemas
Resolution 2	Authorise Issue of Placement Shares to Mr Keith Phillips
Resolution 3	Authorise Issue of Placement Shares to Mr Jeffrey Armstrong
Resolution 4	Ratify Prior Placement Shares Issued Pursuant to Listing Rule 7.1
Resolution 5	Ratify Prior Placement Shares Issued Pursuant to Listing Rule 7.1A

* If you mark the Abstain box for a particular Resolution, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

The Chairperson intends to vote all available proxies in favour of each Resolution.

Authorised signature/s
This section must be signed in accordance with the instructions below to enable your voting instructions to be implemented.

Individual or Shareholder 1	Shareholder 2	Shareholder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name	Contact Daytime Telephone	Date

Proxy Notes:

A Shareholder entitled to attend and vote at the Meeting may appoint a natural person as the Shareholder's proxy to attend and vote for the Shareholder at that Meeting.  If the Shareholder is entitled to cast 2 or more votes at the Meeting the Shareholder may appoint not more than 2 proxies.  Where the Shareholder appoints more than one proxy the Shareholder may specify the proportion or number of votes each proxy is appointed to exercise.  If such proportion or number of votes is not specified each proxy may exercise half of the Shareholder's votes.  A proxy may, but need not be, a Shareholder of the Company.

If a Shareholder appoints a body corporate as the Shareholder’s proxy to attend and vote for the Shareholder at that Meeting, the representative of the body corporate to attend the Meeting must produce the Certificate of Appointment of Representative prior to admission. A form of the certificate may be obtained from the Company’s share registry.

You must sign this form as follows in the spaces provided:

Joint Holding:	where the holding is in more than one name all of the holders must sign.

Power of Attorney:	if signed under a Power of Attorney, you must have already lodged it with the registry, or alternatively, attach a certified photocopy of the Power of Attorney to this Proxy Form when you return it.

Companies:
a Director can sign jointly with another Director or a Company Secretary.  A sole Director who is also a sole Company Secretary can also sign.  Please indicate the office held by signing in the appropriate space.

If a representative of the corporation is to attend the Meeting the appropriate "Certificate of Appointment of Representative" should be produced prior to admission.  A form of the certificate may be obtained from the Company’s Share Registry.

Proxy Forms (and the power of attorney or other authority, if any, under which the Proxy Form is signed) or an electronic copy or facsimile which appears on its face to be an authentic copy of the Proxy Form (and the power of attorney or other authority) must be deposited at or received electronically by e-mail or by facsimile transmission at the Perth office of the Company (Level 9, 28 The Esplanade, Perth WA 6000), or by post to PO Box Z5083, Perth WA 6831, or by e-mail to voting@piedmontlithium.com or by facsimile to (08) 9322 6558 if faxed from within Australia or +61 8 9322 6558 if faxed from outside Australia) not less than 48 hours prior to the time of commencement of the Meeting (WST).